Exhibit 99.53

CANNTRUST™ REPORTS RECORD REVENUE FOR Q4 AND FY 2017

Vaughan, ON / March 29, 2018 – CannTrust Holdings Inc. (“CannTrust” or the “Company” | TSX: TRST), a licensed producer of medical cannabis under the Health Canada Access to Cannabis for Medical Purposes Regulation (“ACMPR”) program, today announced financial and operating results for the year ended December 31, 2017. All amounts expressed are in Canadian dollars unless otherwise noted.

Revenues for the three and twelve month periods ended December 31, 2017 were $6,982,917 and $20,697,764 respectively compared to $2,095,993 and $4,382,088 in the comparable 2016 periods. Net Income for the three and twelve month periods ended December 31, 2017 were $6,253,161 and $6,885,430 respectively compared to a net loss of ( $8,260,098) and ($13,619,943) in the comparable 2016 periods. Earnings per share for the year ended December 31, 2017 was $0.09 compared to a loss per share of ($0.32) in the comparable 2016 period. During our most recent quarter a number of regular grow rooms at our Langstaff Facility were used to harvest Mother Plants for Phase 1 of the Niagara Greenhouse Facility. As a result, during the quarter the Company used third party product purchases as a harvest replacement and bridge to meet the demand for the Company’s products. The higher cost of these third party purchases negatively impacted earnings for the three months ended December 31, 2017 by approximately $1.8 million.

2017 Fourth Quarter Highlights

•	Record Revenues of $7.0M in Q4 2017, a 233% increase from the comparable prior year period
•	Positive Net Income for the second consecutive quarter
•	Active patients increased to more than 37,000 compared to 8,900 in the comparable prior year period
•	Cannabis extracts increased to over 64% of sales in the quarter
•	Average net selling price per gram of $8.87, an increase of 25% from the comparable prior year period
•	Completed the 250,000 square feet Phase 1 redevelopment of the 430,000 square feet Niagara Greenhouse Facility and obtained Health Canada’s Cultivation Licence in respect thereof
•	Completed the first harvest from the Niagara Greenhouse Facility
•	Received Health Canada’s approval to export medical marijuana internationally to countries where medical marijuana is legalized and the Company began shipping to Australia
•	Closed a private placement deal with a syndicate of underwriters for gross proceeds of $20 million
•	Strengthened our Management Team with the addition of a VP of Marketing and VP of Business Development

Developments subsequent to the Quarter

•	Increased active patients to over 40,000
•	Obtained Health Canada’s Sales License for Phase 1 of the Niagara Greenhouse Facility
•	Had multiple harvests from the Niagara Greenhouse Facility
•	The Phase 2 expansion at the Niagara Greenhouse Facility is currently underway and is anticipated to be completed and in cultivation towards the middle of 2018. As a result, we fully expect to meet our 40,000 kilograms of annual growing capacity from this facility
•	The Company is planning a further 600,000 square foot expansion utilizing a portion of the 36 acres of vacant land at the Niagara Facility
•	Obtained Health Canada’s approval for the production of cannabis capsules - final sales approval and the product launch is expected in Q2
•	Closed a $15 million mortgage financing on the Niagara Greenhouse Facility
•	Executed a long term agreement with Envest Corp. to provide cogen derived heat and power at the Niagara Greenhouse Facility. The implementation of a 10 MW cogen solution at this facility will ensure that the Company can control its power costs and remain a low cost producer
•	Executed a Joint Venture with Stenocare, a Danish Company. CannTrust received a 25% equity stake in Stenocare. Stenocare is one of the first Danish companies to receive its license to grow and produce medical cannabis, as well as to import and sell cannabis products in Denmark
•	The Company’s shares commenced trading on the Toronto Stock Exchange under the trading symbol “TRST”. In conjunction with the listing on the TSX, the shares of the Company were voluntarily delisted from the CSE

2017 Fourth Quarter and Year-end Financial Summary

	Three Months		Twelve Months
	December 31,		December 31,
CAD$ (except grams sold)	2017	2016	2017	2016
Dried Cannabis	$2,411,508	$1,482,150	$8,534,967	$3,574,079
Extracts	4,311,132	535,784	11,327,635	585,110
Other	260,277	78,059	835,162	222,899
Total Revenue	6,982,917	2,095,993	20,697,764	4,382,088
Gross Profit	11,035,579	3,681,880	23,980,073	3,526,705
Adjusted EBITDA (loss)*	(1,667,129)	138,514	40,885	(2,749,663)
Net Income (loss)	6,253,161	(8,260,098)	6,885,430	(13,619,943)
Earnings (loss) per share - basic and diluted	0.08	(0.15)	0.09	(0.32)
Total grams sold	757,669	283,862	2,233,219	711,040
Average net selling price per gram - Dried Cannabis	8.14	7.39	8.31	5.72
Average net selling price per gram - Extracts	9.34	6.43	9.39	6.43
Total average net selling price per gram	8.87	7.11	8.89	5.85

*Non-IFRS Measures

A comprehensive discussion of CannTrust’s financial condition and results of operations are provided in the Company’s Management Discussion & Analysis and Audited Consolidated Financial Statements filed with SEDAR and can be found on www.sedar.com.

Management Overview

“We are very pleased with our Q4 and year-end results. We continued to experience dynamic growth in all areas of the Company as we execute our business plan aimed at being a market leader and innovator in the development of products and services to better serve our patients and physicians and to position us for the pending legislation to legalize the adult consumer recreational use of cannabis. Graduating to the TSX reflects the amazing progress we have made since listing on the CSE and represents yet another important milestone for CannTrust as we continue our successful journey as one of Canada's leading cannabis companies. CannTrust has an amazing team, all of whom have helped build a business steeped in a culture of compliance and the highest standards” said Eric Paul CEO.

Paul continued “Our pharmaceutically standardized, pesticide-free products and our physician education programs continue to position us as one of the premier providers of quality cannabis. Our shipments to Australia and our Joint Venture with Stenocare of Denmark are just the beginning of what we believe will be a Global market opportunity for us.”

“CannTrust is an experienced and advanced Licensed Producer of Pharmaceutical grade cannabis in Canada. Our recently completed Phase 1 and our soon to be completed Phase 2 of our 430,000 square feet Niagara Greenhouse Facility are perfectly timed in order for us to supply the international orders we have recently received. The pending legislation to legalize the adult consumer recreational use of cannabis provides a further major opportunity for the Company” said Brad Rogers, President of CannTrust Inc.

About CannTrust™

Since its inception in 2014, CannTrust has led the Canadian market in producing pharmaceutically standardized product.

As a federally regulated licensed producer, CannTrust™ brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates a 50,000 square foot state-of -the-art hydroponic facility in Vaughan, Ontario, as well as the recently completed 250,000 square foot Phase 1 redevelopment of its 430,000 square foot Niagara Greenhouse Facility. The Phase 2 expansion is underway and is anticipated to be completed and in cultivation towards the middle of 2018.

CannTrust™ is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Our product development teams along with our exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. We support ongoing patient education about medical cannabis and have launched a compassionate use program to support patients with financial needs.

Forward Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation which are based upon CannTrust's current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen, or by discussions of strategy.

Forward-looking information include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust's Final Long Form Prospectus dated August 11, 2017 and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in CannTrust's Final Long Form Prospectus could cause actual events or results to differ materially from those described in any forward-looking information.

The TSX does not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2017 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information: CannTrust Holdings Inc., Ivy Fung, Investor@canntrust.ca, www.canntrust.ca/investor-relations, 1-833-688-TRST (8778)

RELATED LINKS

www.canntrust.ca